Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Vasogen Announces Second Quarter 2009 Results

            MISSISSAUGA, ON, July 14 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today reported the results of operations for the three and six months ended
May 31, 2009. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
            At May 31, 2009, our cash and cash equivalents totaled $5.8 million, compared with $7.3 million at February 28, 2009. Our net cash used in operating activities for the three and six months ended May 31, 2009, was $1.4 million and $3.2 million, respectively, compared with $7.6 million and $11.0 million for the same periods in 2008. The $1.4 million of net cash used in operating activities for the three months ended May 31, 2009 included the payment of $0.6 million in accounts payable and accrued liabilities that were outstanding as at February 28, 2009 and $0.4 million in one-time payments for our insurance programs which should provide the necessary coverage in the event that our strategic review process results in our Company being sold, merged, acquired, dissolved, or liquidated.
            The net loss for the second quarter of 2009 was $1.4 million, or $0.06 per common share, compared with a net loss of $7.4 million, or $0.33 per common share for the same period in 2008. The $1.4 million loss for the three months ended May 31, 2009 included a charge for restructuring costs of $0.5 million, professional fees, mainly related to our ongoing strategic review, of
$0.3 million, the amortization of insurance that has been previously paid in the amount of $0.1 million, and a non-cash stock compensation expense of $0.1 million during the second quarter of 2009.
            We incurred a net loss for the six months ended May 31, 2009 of $3.3 million, or $0.15 per common share, compared with a net loss of $12.7 million, or $0.57 per common share for the same period in 2008. The loss for the three and six months ended May 31, 2009 has decreased when compared with the same periods in 2008 due to the significant expenditures that were incurred during the 2008 periods to implement the restructuring that was announced on April
14, 2008. A portion of this decrease also relates to a $1.2 million non-cash provision taken against our clinical supplies during the three and six months ended May 31, 2008. This decrease is also the result of a significant reduction in the number of employees and a decision not to incur material expenditures to advance our products during the Company's ongoing strategic review process.

            <<
            Corporate Update

            -   To further reduce the rate at which we use our cash during our strategic review process, the employment of Graham Neil, our Vice-
                President, Finance, and CFO, was terminated effective July 14, 2009.
                Mr. Neil has agreed to fulfill the role of CFO, in a consulting capacity at substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process. As a result of this termination the number of full-time employees has been reduced to one.

            -   On April 24, 2009, we announced that Dr. Eldon R. Smith would succeed
                Terrance H. Gregg as Chairman of our Board of Directors due to the
                retirement of Mr. Gregg. Mr. Gregg's resignation from our Board is due to the requirements of his role as President and CEO of DexCom,
                Inc. In connection with his appointment, Dr. Smith's position as our
                Senior Vice President, Scientific Affairs and Chief Medical Officer
                was terminated.

            -   Pursuant to our restructuring plan, our Board of Directors and
                Management had been actively involved in a process of screening, reviewing, and short-listing potential opportunities, including the sale of the Company or a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, lapsing of patents and patent applications, asset divestiture, or liquidation of the Company. The process involved narrowing down the number of third-party proposals. At this time, we are in the process of negotiating agreements that may result in one or more transactions with regard to the foregoing. There can be no assurances that we will be able to finalize any such agreements. The Board will also consider alternatives to these that it has also been evaluating. The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.
            >>

            The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three and six months ended May
31, 2009, will be accessible on Vasogen's website at www.vasogen.com and will be available on SEDAR and EDGAR.

            Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements.
These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies.
Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and
Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and Analysis for the period ended May 31, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            <<
                         Summary financial tables are provided below.

            VASOGEN INC.
            (A DEVELOPMENT STAGE COMPANY)
            Interim Consolidated Balance Sheets
            (In thousands of Canadian dollars)

                                                                      May   November
                                                                       31,        30,
                                                                     2009       2008
            -------------------------------------------------------------------------
                                                               (Unaudited)
            Assets

            Current assets:
              Cash and cash equivalents                          $  5,834   $  8,556
              Tax credits recoverable                                 427        582
              Prepaid expenses and deposits                           396        188
              -----------------------------------------------------------------------
                                                                    6,657      9,326
            Property and equipment                                     14         16
            -------------------------------------------------------------------------
                                                                 $  6,671   $  9,342
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable                                   $    303   $    101
              Accrued liabilities                                     985      1,141
              -----------------------------------------------------------------------
                                                                    1,288      1,242
            Shareholders' equity:
              Share capital:
                Authorized:
                  Unlimited common shares, without par value
                Issued and outstanding:
                  22,623,195 common shares
                    (November 30, 2008 - 22,424,719)              365,730    365,677
              Warrants                                             16,725     16,725
              Contributed surplus                                  24,121     23,555
              Deficit                                            (401,193)  (397,857)
              -----------------------------------------------------------------------
                                                                    5,383      8,100
            -------------------------------------------------------------------------
                                                                 $  6,671   $  9,342
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            VASOGEN INC.
            (A DEVELOPMENT STAGE COMPANY)
            Interim Consolidated Statements of Operations, Deficit and Comprehensive
            Income
            (In thousands of Canadian dollars, except per share amounts)
            (Unaudited)

                                                                         Period from
                                                                          December 1,
                               Three months ended       Six months ended     1987 to
                                     May 31,                 May 31,          May 31,
                                2009        2008        2009        2008        2009
            -------------------------------------------------------------------------
            Expenses:
              Research and
               development $     320   $   4,860   $     356   $   7,638   $ 248,067
              General and
               administration    998       2,929       3,444       5,610     128,770
              Foreign
               exchange
               loss (gain)        84        (338)         54        (135)     10,719
            -------------------------------------------------------------------------
            Loss before the
             undernoted       (1,402)     (7,451)     (3,854)    (13,113)   (387,556)

            Interest expense
             on senior
             convertible
             notes payable         -           -           -           -      (1,279)

            Accretion in
             carrying value
             of senior
             convertible
             notes payable         -           -           -           -     (10,294)

            Amortization
             of deferred
             financing
             costs                 -           -           -           -      (3,057)

            Loss on
             extinguishment
             of senior
             convertible
             notes payable         -           -           -           -      (6,749)

            Gain on sale of
             patents               -           -         487           -         487

            Investment income      7          33          31         375      13,869

            Change in fair
             value of
             embedded
             derivatives           -           -           -           -         829
            -------------------------------------------------------------------------

            Loss and
             comprehensive
             loss for the
             period           (1,395)     (7,418)     (3,336)    (12,738)   (393,750)

            Deficit,
             beginning of
             period         (399,798)   (387,103)   (397,857)   (381,783)     (1,510)

            Impact of
             change in
             accounting
             for
             stock-based
             compensation          -           -           -           -      (1,632)

            Impact of
             change in
             accounting
             for financial
             instruments           -           -           -           -      (4,006)

            Charge for
             acceleration
             payments on
             equity
             component of
             senior
             convertible
             notes payable         -           -           -           -        (295)
            -------------------------------------------------------------------------
            Deficit, end
             of period     $(401,193)  $(394,521)  $(401,193)  $(394,521)  $(401,193)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic and
             diluted
             loss per
             common
             share         $   (0.06)  $   (0.33)  $   (0.15)  $   (0.57)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            VASOGEN INC.
            (A DEVELOPMENT STAGE COMPANY)
            Interim Consolidated Statements of Cash Flows
            (In thousands of Canadian dollars)
            (Unaudited)

                                                                         Period from
                                                                          December 1,
                               Three months ended       Six months ended     1987 to
                                     May 31,                 May 31,          May 31,
                                2009        2008        2009        2008        2009
            -------------------------------------------------------------------------
            Cash provided
             by (used in):

            Operating
             activities:
              Loss for the
               period      $  (1,395)  $  (7,418)  $  (3,336)  $ (12,738)  $(393,750)
              Items not
               involving
               cash:
                Amortization       -         125           2         187       6,379
                Loss on
                 disposition
                 of property
                 and equipment     -           -           -           -         125
                Gain on sale
                 of patents        -           -        (487)          -        (487)
                Accretion in
                 carrying
                 value of
                 senior
                 convertible
                 notes
                 payable           -           -           -           -      10,294
                Amortization
                 of deferred
                 financing
                 costs             -           -           -           -       3,057
                Loss on
                 extinguishment
                 of senior
                 convertible
                 notes payable     -           -           -           -       6,749
                Change in
                 fair value
                 of embedded
                 derivatives       -           -           -           -        (829)
                Stock-based
                 compensation    150         316         566         551      10,956
                Common
                 shares
                 issued for
                 services          -           -           -           -       2,485
                Unrealized
                 foreign
                 exchange
                 gain (loss)      90         (33)         52         159      11,471
                Other              -           -           -           -         (35)
              Change in
               non-cash
               operating
               working
               capital          (257)       (557)         42         841         480
              -----------------------------------------------------------------------
                              (1,412)     (7,567)     (3,161)    (11,000)   (343,105)

            Financing
             activities:
              Shares and
               warrants
               issued for
               cash                -           -           -           -     326,358
              Warrants
               exercised
               for cash            -           -           -           -      16,941
              Options
               exercised
               for cash            -           -           -           -       7,669
              Share issue
               costs               -           -           -           -     (24,646)
              Repayment
               of senior
               convertible
               notes
               payable, net        -           -           -           -      38,512
              Paid to
               related
               parties             -           -           -           -        (234)
              -----------------------------------------------------------------------
                                   -           -           -           -     364,600

            Investing
             activities:
              Purchases
               of property
               and
               equipment           -          (6)          -          (6)     (2,471)
              Purchases of
               acquired
               technology          -           -           -           -      (1,283)
              Proceeds on
               disposition
               of patents          -           -         487           -         487
              Purchases of
               marketable
               securities          -           -           -           -    (244,846)
              Proceeds on
               disposition
               of property
               and
               equipment           -           -           -           -          62
              Settlement
               of forward
               foreign
               exchange
               contracts           -           -           -           -      (4,824)
              Maturities
               of
               marketable
               securities          -           -           -           -     240,677
              -----------------------------------------------------------------------
                                   -          (6)        487          (6)    (12,198)

            Foreign exchange
             gain (loss) on
             cash held in
             foreign
             currency            (87)         32         (48)       (150)     (3,463)
            -------------------------------------------------------------------------

            Increase
             (decrease) in
             cash and cash
             equivalents      (1,499)     (7,541)     (2,722)    (11,156)      5,834

            Cash and cash
             equivalents,
             beginning of
             period            7,333      19,930       8,556      23,545           -
            -------------------------------------------------------------------------
            Cash and cash
             equivalents,
             end of period $   5,834   $  12,389   $   5,834   $  12,389   $   5,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            %SEDAR: 00001047E          %CIK: 0001042018

            /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com, investor(at)vasogen.com/
            (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 14-JUL-09